Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-290735

Relating to the

Preliminary Prospectus Supplement

Dated October 6, 2025

(To Prospectus Dated October 6, 2025)

PRICING TERM SHEET

October 6, 2025

Solaris Energy Infrastructure, Inc.

Offering of

1,800,000 shares of Class A Common Stock

The information in this pricing term sheet supplements Solaris Energy Infrastructure, Inc.’s preliminary prospectus supplement, dated October 6, 2025 (the “Preliminary Prospectus Supplement”), relating to an offering of Class A common stock (the “Class A Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Solaris Energy Infrastructure, Inc. and not to its subsidiaries.

Issuer	Solaris Energy Infrastructure, Inc.

Securities Offered	Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates is offering and selling short 1,800,000 shares of Class A common stock, $0.01 par value per share, of Solaris Energy Infrastructure, Inc. (the “Class A Common Stock”) borrowed from third parties to facilitate hedging transactions by certain investors subscribing for our 0.25% convertible senior notes due 2031 (the “Notes”) in the Concurrent Notes Offering (as defined below). No new shares of Class A Common Stock will be issued in this offering.

Ticker / Exchange for Class A Common Stock	SEI / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Class A Common Stock on NYSE on October 6, 2025	$46.75.

Public Offering Price per Share of Class A Common Stock	Initially, $44.00.

Underwriters’ Fee Payable by the Issuer	$0.28 per share of Class A Common Stock.

Trade Date	October 7, 2025.

Settlement Date	October 8, 2025.

Concurrent Note Offering	On October 6, 2025, we announced the pricing of our previously announced underwritten public offering of $650,000,000 aggregate principal amount of the Notes. The offering size was increased from the previously announced offering size of $600,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on October 8, 2025, subject to customary closing conditions. We granted the underwriters of the Concurrent Note Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $97,500,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 0.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2026. The initial conversion rate of the Notes is 17.4825 shares of Class A Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $57.20 per share of Class A Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Note Offering, if it is consummated, will be approximately $634.4 million (or approximately $729.7 million if the underwriters of the Concurrent Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $57.0 million (or approximately $65.6 million if the underwriters fully exercise their option to purchase additional Notes) of the net proceeds of the Concurrent Note Offering to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement. We expect to use the remainder of the net proceeds of the Concurrent Note Offering to purchase from Solaris LLC, our operating subsidiary, a subordinated convertible note to be issued by Solaris LLC with substantially similar economic terms as the Notes (also taking into account the effect of the capped call transactions), and Solaris LLC expects to use such net proceeds as follows:

(i) approximately $354 million to repay in full the outstanding principal amount (plus accrued and unpaid interest and any make-whole or other prepayment premium) under and terminate the Term Loan Agreement (as defined in the preliminary prospectus supplement for the Concurrent Note Offering);

(ii) approximately $92 million to purchase approximately 80 MW of new turbine capacity to be delivered late in the fourth quarter of 2025; and

(iii)  to fund future growth capital for additional power generation equipment, including new natural gas turbines and complementary “balance of plant” electrical equipment, to support customer activity.

If the underwriters of the Concurrent Note Offering exercise their option to purchase additional Notes, then we intend to use a portion of the additional net proceeds of the Concurrent Note Offering to fund the cost of entering into additional capped call transactions as described in The Preliminary Prospectus Supplement and will transfer the remainder to Solaris LLC in exchange for an increase to the note it previously issued to us.

Book-Running Manager	Morgan Stanley & Co. LLC

CUSIP / ISIN Numbers for the Class A Common Stock	83418M103 / US83418M1036.

* * *

The Concurrent Note Offering is being made pursuant to a prospectus supplement and the accompanying prospectus that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Note Offering. See “The Concurrent Notes Offering and Capped Call Transactions” in the Preliminary Prospectus Supplement.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Class A Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Class A Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

The information in this pricing term sheet is not a complete description of the Class A Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Class A Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.